

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2015

<u>Via E-mail</u>
Mr. Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re:** **Biglari Holdings Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed February 24, 2015**
> **File No. 000-08445**

Dear Mr. Biglari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the information required by Item 5(b)(1)(xi) and (xii) of Schedule 14A for The Lion Fund, L.P. and The Lion Fund II, L.P. since both funds may be viewed as associates of Mr. Biglari under Exchange Act Rule 14a-1.

2. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Executive Compensation - Compensation of Chief Executive Office, page 18

3. Please revise to clarify how the three-year average of Incentive from Operations was calculated on page 18. Please also explain why the three-year average of Operations Total Direct Compensation differs from the average of Mr. Biglari's total compensation (excluding All Other Compensation) for fiscal years 2012, 2013 and 2014 as reported in the Summary Compensation Table on page 24.

Security Ownership of Certain Beneficial Owners and Management, page 26

4. Please revise the table on page 26 to include the information required by Item 403(a) of Regulation S-K for The Lion Fund, L.P. and Biglari Capital Corp.

5. Please revise the table on page 26 to clearly explain the nature of the beneficial ownership reflected in the second column and disclose the amounts to which each beneficial owner has sole voting power, shared voting power, sole investment power or shared investment power. See Instruction 2 to Item 403 of Regulation S-K.

6. We note the following disclosure in footnote 1 to the table on page 26: "By virtue of his relationships with the other reporting persons …, Mr. Biglari may be deemed to have the sole power to vote and dispose of the shares beneficially owned by the reporting persons …." As the phrase "may be deemed to have" is open to interpretation and implicates Exchange Act Rule 13d-3(b) and (d) as distinguished from Rule 13d-3(a), please revise to clarify the relationships you reference in the context of Mr. Biglari's beneficial ownership.

7. Please provide completed beneficial ownership tables in the next filing.

You may contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Michael Neidell, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP